UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-13783

IES Holdings, Inc.

(Exact name of registrant as specified in its charter)

5433 Westheimer Road, Suite 500

Houston, Texas 77056

(713) 860-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to Purchase Preferred Stock (1)

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 8, 2016	IES HOLDINGS, INC. (Registrant)

	By:	/s/ Gail Makode
Gail Makode,
Senior Vice President and General Counsel

(1)	The Rights to Purchase Preferred Stock have expired pursuant to the terms of that certain Tax Benefit Protection Plan Agreement, dated as of January 28, 2013 (the “Plan”), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. A copy of the Plan was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 28, 2013.